November 23, 2020	TSX.V - GIGA

Giga Metals Announces the Passing Of Erick Bertsch

It is with great sadness that we report that Erick Bertsch, our Director of Corporate Communications, passed away suddenly late last week of a medical condition.  Erick was 51 years old.

Erick always conducted himself with honesty and integrity.  His cheerful, hardworking presence will be missed.  Our thoughts are with his family.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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